

Mail Stop 4561

September 23, 2016

Thomas J. Seifert
Chief Financial Officer
Symantec Corporation
350 Ellis Street
Mountain View, CA 94043

Re: **Symantec Corporation**
         Form 10-K for the Fiscal Year Ended April 1, 2016
         Filed May 20, 2016
         Form 10-Q for the Quarterly Period Ended July 1, 2016
         Filed August 5, 2016
         File No. 000-17781

Dear Mr. Seifert:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended April 1, 2016

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 29

1.   You make several references to "the ongoing impact of changes to [y]our renewal practices" when discussing the decrease in revenue. However, you do not explain what these changes are nor do you quantify the impact. Please tell us what these renewal practices relate to; what changes you have made or are making to them; the quantified impact of the changes in the periods presented; as well as whether these changes have impacted your revenue recognition policies for such arrangements. Further, consider expanding your disclosures in future filings to incorporate this information. Refer to Section III.B of SEC Release No. 33-8350.

Cost of revenues by fiscal year, page 31

2.   You reference multiple factors underlying a variance in cost of revenues: however, you do not quantify the relative contribution of each factor to the extent material. For example, in your discussion of cost of revenues, you state that the decrease is "due to favorable currency effects, a decrease in OEM royalty fees, and a decrease in service related and content delivery expenses," without providing quantification. Please tell us what consideration was given to Section III.D of SEC Release No. 33-6835.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 7. Commitments and Contingencies

Litigation Contingencies, page 61

3.   We note several news articles discussing patent infringement proceedings initiated against you by Finjan Holdings, Inc. In light of the other specific legal matters you disclose, please tell us what consideration was given to disclosing the nature of this matter as well as an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made (or, if true, a statement that the estimate is immaterial in lieu of providing quantified amounts). Refer to ASC 450-20-50-4.

Note 11. Income Taxes, page 69

4.   We note from disclosure on page 33 that income tax expense in fiscal 2016 was primarily driven by "$1.1 billion of tax expense for providing U.S. taxes on certain undistributed foreign earnings, primarily those attributable to the sale of Veritas." Please clarify whether the undistributed foreign earnings of Veritas have been excluded from the $3.8 billion of cumulative unremitted earnings of certain foreign subsidiaries that you plan to reinvest indefinitely as of April 1, 2016.

Form 10-Q for the Quarterly Period Ended July 1, 2016

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Contractual Obligations, page 27

5.   You disclose there were no significant changes to your contractual obligations as compared to those as of April 1, 2016. This does not appear to be consistent with the $1 billion in additional debt borrowed during the quarter. Please confirm that in future filings your

contractual obligations disclosures will contemplate any relevant transactions that occurred in the respective period, consistent with Item 303(b) of Regulation S-K, Instruction 7, as applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Edgar, Staff Accountant, at (202) 551-3459, or Melissa Kindelan, Staff Accountant, at (202) 551-3564, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Jeffrey Kauten, Attorney-Advisor, at (202) 551-3447 or Barbara C. Jacobs, Assistant Director, at (202) 551-3735. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies and Services